FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of June 2008
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), N J Holland
†
(Chief Executive Officer), K Ansah
#
, T P Goodlace (Chief Operating Officer), J G Hopwood,
G Marcus, J M McMahon
†
, D N Murray, D M J Ncube, R L Pennant-Rea
†
, P J Ryan, C I von Christierson
†
British,
#
Ghanaian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193
Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa
Tel  +27 11 644-2400
Fax +27 11 484-0639
www.goldfields.co.za
Enquires
Willie Jacobsz
Tel      +508 358-0188
Mobile +857 241-7127
MEDIA RELEASE
Gold Fields’ Operational Results for Q4 F2008 Will
Be Better than Expected
Johannesburg, June 25, 2008: Gold Fields Limited (“Gold Fields”)
(NYSE, JSE, DIFX: GFI) today announced that operational results for
Q4 F2008 will be better than the guidance provided on May 9, 2008.

Group attributable production for Q4 F2008 is expected to be up approximately 4.5% compared to that reported for Q3 F2008.

South African production for Q4 F2008 is expected to be up by approximately 6.6% against the production achieved for Q3 F2008, which is better than the previous guidance of an improvement of between 2% and 4%, due mainly to improved quality mining at Beatrix.

Attributable production from the International mines for Q4 F2008 is expected to be flat, which is in line with previous guidance.

Preliminary indications are that group cash costs in US$ terms will be similar to the previous quarter.

Gold Fields will publish its results for F2008 and Q4 F2008 on Friday,
August 1, 2008.

As previously guided, the Cerro Corona Project in Peru is on track to commence production and the shipment of concentrate in Q1 F2009;
the two new underground mines at St Ives in Australia have been commissioned and are in the process of build-up; and the CIL Plant expansion at Tarkwa in Ghana is on track for completion and the commencement of build-up in Q2 F2009.

All of these projects are expected to have reached full production by the end of Q2 F2009, resulting in an increased production profile for
Gold Fields.
ends
Gold Fields Limited is one of the world’s largest unhedged producers of gold with attributable production approaching four million ounces per annum, total attributable ore reserves of 92 million ounces and mineral resources of 252 million ounces. The Group employs some 47,000 permanent employees across its operations and is listed on the JSE
Limited South Africa (primary listing), the New York Stock Exchange
(NYSE) and the Dubai International Financial Exchange (DIFX).

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 25 June 2008
GOLD FIELDS LIMITED
By:
Name:  Mr W J Jacobsz
Title:    Senior Vice President: Investor
Relations and Corporate Affairs